August 16, 2005


Mail Stop 4561

Mr. Benjamin Barzilay
Chief Financial Officer
ICTS International N.V.
Biesbosch 225
1181 JC Amstelveen
The Netherlands

Re:	ICTS International N.V.
	Form 20-F for the year ended December 31, 2004
	Filed July 26, 2005
	File No. 0-28542

Dear Mr. Barzilay:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the year ended December 31, 2004

Item 15 - Controls and Procedures, page 46

1. Pursuant to Item 15(a) of Form 20-F, revise to disclose the conclusions of your chief executive officer and chief financial officer regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report.





Exhibits 10.1 and 10.2 - Certifications

2. Please revise paragraph 4(b) of your certifications as it relates to your conclusions about the effectiveness of your disclosure controls and procedures as of the end of the period covered by this report. In addition, revise to include the title of each certifying individual. Refer to Item 19 of Form 20-F.

*    *    *    *

      As appropriate, please amend your Form 20-F and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.





      You may contact Rachel Zablow, Staff Accountant at (202)
551-
3428 or the undersigned at (202) 551-3403 if you have questions.



						Sincerely,



Steven Jacobs
Accounting Branch Chief



??

??

??

??

Mr. Benjamin Barzilay
ICTS International N.V.
August 16, 2005
Page 3